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Exhibit 99.7

FALCONBRIDGE LIMITED

news release

FALCONBRIDGE LIMITED: KIDD METALLURGICAL DIVISION PRODUCTION
AND MAINTENANCE EMPLOYEES VOTE 82.5% TO RATIFY COLLECTIVE AGREEMENT

        TIMMINS, October 30, 2005 — Falconbridge Limited (TSX:FAL.LV)(NYSE:FAL) announced today that production and maintenance employees at Kidd Metallurgical Division, members of CAW-Local 599, have voted 82.5% in favour of a new three-year collective agreement.

        The new agreement expires September 30, 2008, and includes the following highlights:

        A monetary offer including a cost of living roll-in of $0.34, wage increase of 2% in the first year, 2% in the second year and 1% in the third year;

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  Cost of living allowance in the third year;

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  A lump sum payment of $1,500 per employee;

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  A re-affirmation of the Company's commitment that it will maintain the present benefit coverage;

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  Commitment to use our own workers before contractors for unplanned shutdowns;

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  Job postings for junior positions.

        Falconbridge's Kidd Metallurgical Division includes a copper smelter and refinery, a zinc refinery, as well as a concentrator for copper/zinc ore from Falconbridge's Kidd Mine and nickel ore from Falconbridge's Montcalm mine. Kidd Metallurgical employs approximately 800 people, of which 617 are members of the CAW-Local 599.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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Exhibit 99.7